Exhibit h.3

_____________, 2014

Arete Wealth Management, LLC
1699 East Woodfield Road, Suite 565
Schaumburg, IL 60173-4920

Re:           Amended Marketing Services Agreement

Dear Mr. Hock:

This letter agreement (this “Amendment”) amends the prior letter agreement, dated January 9, 2014, between MacKenzie Realty Capital, Inc., a Maryland corporation (the “Fund”), and Arete Wealth Management, LLC (“Arete”) for the provision of marketing and placement agent services by Arete to the Fund (the “Agreement”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

1.           Section 4 of the Agreement is amended and restated in its entirety as follows:

4.  Fees and Expenses.

As compensation for Share sales and Wholesaling, the Fund will pay Arete a fee of up to 1.9% of the Share sale price.  Payments will be made by the Fund upon its receipt and acceptance of a subscription.  No fees will be payable by the Fund respecting any Shares distributed through the Fund’s dividend reinvestment program.

Marketing Expenses, Due Diligence Expenses and Non-cash Compensation.  In addition to the commissions payable to Arete above, the Fund will also pay a Marketing Support Fee of 1.1% of the offering price for any sales of Shares made by Arete.  The Fund may reimburse Arete for its direct bona fide accountable due diligence or marketing expenses, up to 0.25% of the offering price, and/or provide Arete with other non-cash compensation, up to 0.25% of the offering price, but in no event will Arete’s total compensation exceed 10% of the offering price on Shares sold by it (nor will the total compensation paid to Arete and any other broker-dealer selling Shares exceed 10% of the offering price).  If the Offering terminates prior to reaching the maximum offering proceeds, Arete agrees to immediately refund any amount of compensation in excess of 10% of the gross proceeds received by the Fund.

2.           Miscellaneous.

a.           Survival.  The provisions of this Amendment will inure to the benefit of and be binding upon the successors and assigns of the Fund and Arete.

b.           Severability.  If any provision of this Amendment is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.  In any event, all other provisions of this Amendment will be deemed valid and enforceable to the full extent possible.

c.           Assignment.  This Amendment and the rights and obligations hereunder may not be assigned by a party without the express written consent of the other party.   Subject to the foregoing, the benefits of this Amendment shall inure to the parties hereto, their respective successors and assigns, and to the indemnified parties hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Amendment by the parties hereto shall be binding upon their respective successors and assigns.

If the above terms are acceptable to Arete, please return an executed copy of this Amendment at your earliest convenience.

MacKenzie Realty Capital, Inc.

By:
Name:
Title:

Accepted by Arete: Arete Wealth Management, LLC

By:
Name:
Title:
Date: